July 1, 2025

Ryuichi Sasaki
Chief Executive Officer
CTW Cayman
29F, 1 Chome-9-10, ARK Hills Sengokuyama Mori Tower
Roppongi, Minato City, Tokyo 106-0032, Japan

       Re: CTW Cayman
           Amendment No. 2 to Registration Statement on Form F-1
           Filed June 26, 2025
           File No. 377-07710
Dear Ryuichi Sasaki:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 24, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-1
Prospectus Summary
Conventions that Apply to this Prospectus, page 13

1. We note your response to prior comment 1. Please revise your definition of ROAS to include a discussion of the expenses that are excluded from the definition of advertising expense per the company's policies as indicated in your response. In addition, revise your discussion of Key Operating Metrics on page 60 to disclose that the cohort of created users in any particular year may not be representative of cohorts in other years, and such metric is not necessarily indicative of your past or future performance as you state in your revised disclosures on page 26.
 July 1, 2025
Page 2

        Please contact Kathleen Collins at 202-551-3499 and Melissa Kindelan at 202-551-
3564 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Larry Spirgel at 202-551-3815
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Richard J. Chang, Esq.